Exhibit 12.1

Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011

Fixed charges – interest expensed	$98,899	$83,248	$95,981	$148,076	$170,967

Earnings
Income before assessments	$74,661	$53,900	$97,636	$90,881	$57,645
Fixed charges	98,899	83,248	95,981	148,076	170,967

Total earnings	$173,560	$137,148	$193,617	$238,957	$228,612

Ratio of earnings to fixed charges	1.75	1.65	2.02	1.61	1.34